                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 16)

                              Hanover Direct, Inc.
                                (Name of Issuer)

                        Common Stock, $0.66-2/3 Par Value
                         (Title of Class of Securities)

                                    44056103
                                 (CUSIP Number)

                          THEODORE H. KRUTTSCHNITT, III
                      1730 South El Camino Real, Suite 400
                               San Mateo, CA 94402
                                 (650) 525-9300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 10, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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CUSIP NO. 44056103                                                   Page 2 of 4
                                   SCHEDULE 13D
                                (Amendment No. 16)


(1)   NAMES OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Theodore H. Kruttschnitt, III
           ---------------------------------------------------------------------

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)    [   ]
                                                         (b)    [   ]

           ---------------------------------------------------------------------
(3)   SEC USE ONLY


           ---------------------------------------------------------------------
(4)   SOURCE OF FUNDS*


           ---------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                         [   ]
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


           ---------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
           ---------------------------------------------------------------------

                        (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES                                       4,616,000
                                ------------------------------------------------
 BENEFICIALLY           (8)     SHARED VOTING POWER
  OWNED BY
    EACH                            0
                                ------------------------------------------------
  REPORTING             (9)     SOLE DISPOSITIVE POWER
 PERSON WITH
                                    4,616,000
                                ------------------------------------------------
                        (10)    SHARED DISPOSITIVE POWER

                                ------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,616,000
           ---------------------------------------------------------------------
 (12) CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                        [   ]

           ---------------------------------------------------------------------

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.3%
           ---------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*

           IN
           ---------------------------------------------------------------------

            *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 44056103                                                   Page 3 of 4
                                  SCHEDULE 13D
                               (Amendment No. 16)

ITEM 1. SECURITY AND ISSUER

      This Amendment No. 16 to Statement on Schedule 13D relates to shares of common stock, par value $.66 2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation and the successor in interest to The Horn & Hardart Company (the "Company"), whose principal executive offices are located at 115 River Road, Edgewater, New Jersey 07020.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) - (c) Mr. Theodore H. Kruttschnitt, III's principal occupation is investing and his business address is 1730 South El Camino Real, Suite 400, San Mateo, California 94402.

      (d) - (f) During the last five years, Mr. Kruttschnitt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Kruttschnitt is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.


ITEM 4. PURPOSE OF TRANSACTION.

Sale of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) After giving effect to the transactions reported herein, Mr. Kruttschnitt is the beneficial owner of 4,616,000 shares of Common Stock of the Company as determined in accordance with Rule 13d-3. The 4,616,000 shares of Common Stock of the Company include fully vested options held by Mr. Kruttschnitt to purchase 70,000 shares of Common Stock of the Company. The 4,616,000 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 3.3% of the approximately 138,315,800 shares of Common Stock outstanding as of November 7, 2003.

      (b) Mr. Kruttschnitt has the sole power to vote and dispose of all his 4,616,000 shares of Common Stock.

      (c) Since the filing of Amendment No. 15 to Schedule 13D by Mr. Kruttschnitt with respect to the Common Stock, Mr. Kruttschnitt has made the following sales of Common Stock.

DATE OF SALE          NUMBER OF SHARES             SALE PRICE PER SHARE
11/7/03                    274,300                       .23238
11/10/03                 2,776,000                       .21659
11/11/03                   150,300                       .21011

      All such sales were made on the open market through a broker-dealer.

      (d) Not applicable.

      (e) Not applicable.
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CUSIP NO. 44056103                                                  Page 4 of 4


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

            None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            None.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 12, 2003

                                         /s/Theodore H. Kruttschnitt, III
                                         ---------------------------------------
                                         Theodore H. Kruttschnitt, III